1140 N. Williamson Boulevard, Suite 140 Daytona Beach, Florida 32114 www.consolidated-tomoka.com

VIA EDGAR AND FACSIMILE

November 5, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Isaac Esquivel, Staff Accountant

Re:        Consolidated-Tomoka Land Co.

Annual Report on Form 10‑K for the year ended December 31, 2017

Filed February 28, 2018

File No. 001‑11350

Dear Mr. Esquivel:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated October 22, 2018 (the “Comment Letter”), regarding the above referenced Annual Report on Form 10‑K for the year ended December 31, 2017, filed on February 28, 2018 by Consolidated-Tomoka Land Co. (the “Company”).

The Company has set forth in italicized type the text of the Staff’s comments set forth in the Comment Letter, followed by the Company’s response:

1.

Regarding Schedule III – Real Estate and Accumulated Depreciation, page F‑55. In future periodic filings, please disclose the total aggregate cost of the properties for Federal income tax purposes in accordance with Rule 12‑28 of Regulation S-X. Provide similar disclosure for the aggregate carrying amount of mortgages in Schedule IV in accordance with Rule 12‑29 of Regulation S-X.

Response

The Company acknowledges the comment of the Staff and will revise its disclosures in future periodic filings.

The Company further acknowledges that:

•	The Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the Staff;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Isaac Esquivel

United States Securities and Exchange Commission

November 5, 2018

The Company appreciates the Staff’s review of its filing. Please address any comments or questions with respect to the foregoing to the undersigned at (386) 944‑5643.

Sincerely

CONSOLIDATED-TOMOKA LAND CO.

/s/ Mark E. Patten
Mark E. Patten
Senior Vice-President & Chief Financial Officer

cc:         John P. Albright, President & Chief Executive Officer, Consolidated-Tomoka Land Co.

Daniel E. Smith, Senior Vice President, General Counsel & Corporate Secretary

Robert B. Robbins, Pillsbury Winthrop Shaw Pittman, LLP

Julie Lamey,  Grant Thornton LLP